Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

September 24, 2012

among

UNION DRILLING, INC.,

SIDEWINDER DRILLING INC.

and

FASTBALL ACQUISITION INC.

TABLE OF CONTENTS

Page

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions	2
Section 1.02. Other Definitional and Interpretative Provisions	12

ARTICLE 2
THE OFFER

Section 2.01. The Offer	13
Section 2.02. Company Action	16
Section 2.03. Directors	17
Section 2.04. Top-Up Option	18

ARTICLE 3
THE MERGER

Section 3.01. The Merger	20
Section 3.02. Conversion of Shares	21
Section 3.03. Surrender and Payment	22
Section 3.04. Dissenting Shares	23
Section 3.05. Company Stock Options	23
Section 3.06. Company RSUs	24
Section 3.07. Adjustments	24
Section 3.08. Withholding Rights	24
Section 3.09. Lost Certificates	24

ARTICLE 4
THE SURVIVING CORPORATION

Section 4.01. Certificate of Incorporation	25
Section 4.02. Bylaws	25
Section 4.03. Directors and Officers	25

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 5.01. Corporate Existence and Power	25
Section 5.02. Corporate Authorization	26
Section 5.03. Governmental Authorization	26
Section 5.04. Non-contravention	26

Section 12.09. Waiver of Jury Trial	73
Section 12.10. Counterparts; Effectiveness	73
Section 12.11. Entire Agreement	73
Section 12.12. Severability	73
Section 12.13. Specific Performance	74
Section 12.14. Certain Agreements with Respect to Debt Providers	74

Annex I	Conditions to the Offer
Exhibit A	Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 24, 2012 among Union Drilling, Inc., a Delaware corporation (the “Company”), Sidewinder Drilling Inc., a Delaware corporation (“Parent”), and Fastball Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of the Company, Parent and Merger Subsidiary have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Merger Subsidiary to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, $0.01 par value, of the Company (the “Shares”) at a price of $6.50 per Share (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), net to the seller in cash, without interest, less any withholding of applicable Taxes;

WHEREAS, regardless of whether the Offer Closing occurs, Merger Subsidiary will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent has required, as a condition and inducement to its willingness to enter into this Agreement, that the Persons listed on Section 1.01(a) of the Parent Disclosure Schedule each simultaneously herewith enter into a Contribution, Non-Tender and Support Agreement (collectively, the “Support Agreements”) dated as of the date hereof, providing that each such Person shall, among other things, (a) not tender into the Offer, (b) support the Merger and the other transactions contemplated hereby, and (c) following the expiration of the Offer and prior to the Effective Time, contribute certain Shares identified in the Support Agreements (the “Contributed Shares”) to Parent on the terms and conditions set forth in the Support Agreements; and

WHEREAS, Parent has required, as a condition and inducement to its willingness to enter into this Agreement, that the Persons listed on Section 1.01(b) of the Parent Disclosure Schedule each simultaneously herewith enter into a Tender and Voting Agreement, dated as of the date hereof (collectively, the “Tender and Voting Agreements”), pursuant to which, among other things, each such Person agrees to (a) tender all Shares it beneficially owns in the Offer and

(b) support the Merger and the other transactions contemplated hereby, on the terms and subject to the conditions provided for in the Tender and Voting Agreements.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.  Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition, purchase or lease, direct or indirect, of (A) 10% or more of the consolidated assets of the Company, (B) assets of the Company that represent, individually or in the aggregate, 10% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period, or (C) 10% or more of any class of equity or voting securities of the Company; (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 10% or more of any class of equity or voting securities of the Company; or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, where “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any foreign, supranational, federal, state, provincial, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the 1934 Act.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Dallas, Texas are authorized or required by Applicable Law to close or are closed.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the condensed balance sheet of the Company as of June 30, 2012 and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means June 30, 2012.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company, excluding any effect resulting from (i) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Company operates not having a materially disproportionate effect on the Company relative to other participants in the industry in which the Company operates, (ii) changes in the financial or securities markets or general economic or political conditions in the United States not having a materially disproportionate effect on the Company relative to other participants in the industry in which the Company operates, (iii) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Company operates and not specifically relating to or having a materially disproportionate effect on the Company relative to other participants in the industry in which the Company operates, (iv) acts of war, sabotage or terrorism or natural disasters involving the United States of America not having a materially disproportionate effect on the Company relative to other participants in the industry in which the Company operates, (v) the announcement or consummation of the transactions contemplated by this Agreement (provided that this subclause (v) shall not qualify any representation or warranty or related condition requiring disclosure based on the consummation of the transactions contemplated by this Agreement), (vi) any failure by the Company to meet any internal, analysts’ or published budgets, projections, forecasts or predictions of financial performance for any period (but not any fact, change, event, occurrence or effect underlying or contributing to such failure), (vii) any change in the trading price or trading volume of the Shares (but not any fact, change, event, occurrence or effect underlying or contributing to such change in prices or volume), and (viii) any action taken (or omitted to be taken) at the written request of Parent or Merger Subsidiary.

“Company Stockholder Meeting Time” means the time at which the Company Stockholder Meeting is held.

“Company Stock Plans” means all employee and director stock plans or arrangements of the Company and all individual consultant, employee, director or other Contracts of the Company providing for the grant or issuance of stock-based awards.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2012.

“Consent” means any consent, approval, or authorization of, or registration, declaration, license, certificate, franchise or filing with, or permit from, any Governmental Authority.

“Contract” means any contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense or other instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority relating to (i) the protection of the environment, natural resources and health or safety; (ii) the Release or threatened Release of or exposure to any Hazardous Substance; or (iii) the generation, processing, use, handling, treatment, storage, disposal, transport or arrangement for the transport, disposal or handling of any Hazardous Substances.

“Environmental Permits” means all Consents and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting or relating to the business of the Company as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Financing Sources” means (i) the Debt Providers and any other lenders participating in the Debt Financing or any Alternative Debt Financing; (ii) to the extent applicable, the Sponsor and any other equity financing sources and equity investors; and (iii) in the case of clauses (i) and (ii), their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates.

“fully-diluted basis” means the number of Shares then outstanding assuming conversion or exercise of all derivative securities of the Company (other than the Top-Up Option) regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, provincial, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof but, for the avoidance of doubt, does not include any self-regulatory organization.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any environmental law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Initial Marketing Period” means:

(a)           the first period of twenty consecutive Business Days, commencing five Business Days following receipt in all material respects by the Debt Providers of the Required Information, throughout which (i) Parent shall have had the Required Information; (ii) the Required Information that is applicable to the first day of the Initial Marketing Period is as of and for the same periods as such information applicable to the last day of the Initial Marketing Period; and (iii) nothing has occurred and no condition exists that would cause any of the Offer Conditions to fail to be satisfied assuming the Acceptance Time were to be scheduled on the final day of the Initial Marketing Period.

(b)           If an Initial Marketing Period described in clauses (a) through (c) commences and is not completed as a result of the failure of the condition in clauses (a)(ii), (b)(ii)(B) or (c)(ii) (any such period, an “Uncompleted Initial Marketing Period”), as applicable, the Initial Marketing Period shall be the period commencing on the Business Day following receipt in all material respects by the Debt Providers of the updated Required Information and continuing thereafter for the greater of (i) ten consecutive Business Days and (ii) the number of consecutive Business Days that was remaining in such Uncompleted Initial Marketing Period, in each case, throughout which (A) Parent shall have had the Required Information; (B) the Required Information that is applicable to the first day of the Initial Marketing Period described in this clause (b) is as of and for the same periods as such information applicable to the last day of the Initial Marketing Period described in this clause (b); and (C) nothing has occurred and no condition exists that would cause any of the Offer Conditions to fail to be satisfied assuming the Acceptance Time were to be scheduled on the final day of the Initial Marketing Period described in this clause (b).

(c)           If an Initial Marketing Period described in clauses (a) through (c) commences and is not completed prior to the dates from and including November 21, 2012 through and including November 23, 2012 or the dates from and including December 20, 2012 through and including December 31, 2012 (each such period an “Initial Marketing Period Blackout”), then the Initial Marketing Period shall be the period commencing on the Business Day following such Initial Marketing Period Blackout and continuing thereafter for fifteen consecutive Business Days throughout which (i) Parent shall have had the Required Information; (ii) the Required Information that is applicable to the first day of the Initial Marketing Period described in this clause (c) is as of and for the same periods as such information applicable to the last day of the Initial Marketing Period described in this clause (c); and (iii) nothing has occurred and no condition exists that would cause any of the Offer Conditions to fail to be satisfied assuming the Acceptance Time were to be scheduled on the final day of the Initial Marketing Period described in this clause (c).

(d)           Notwithstanding the foregoing, if the Debt Financing is consummated prior to the expiration of the Initial Marketing Period as defined in clauses (a) through (c) above, the Initial Marketing Period shall end on such earlier date on which the Debt Financing is consummated.

“Intellectual Property” means (i) trademarks, service marks, trade dress, domain names, brand names, certification marks and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) Trade Secrets; (iv) original works of authorship, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (v) moral rights, database rights, industrial property rights, publicity rights and privacy rights; and (vi) any intellectual property rights similar to any of the foregoing in any jurisdiction.

“Key Employee” means the individuals listed on Section 1.01(a) of the Company Disclosure Schedule.

“knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(c) of the Parent Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Nasdaq” means the NASDAQ Stock Market LLC.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“One-Step Marketing Period” means the first period of ten consecutive Business Days, commencing on the later of (x) the Business Day prior to the Company Stockholder Meeting Time and (y) receipt in all material respects by the Debt Providers of the Required Information, throughout which (i) Parent shall have had the Required Information; (ii) the Required Information that is applicable to the first day of the One-Step Marketing Period is as of and for the same periods as such information applicable to the last day of the One-Step Marketing Period; and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Article 10 to fail to be satisfied assuming the Closing were to be scheduled on the final day of the One-Step Marketing Period; provided, that such period shall not include any dates from and including November 21, 2012 through and including November 23, 2012 or any dates from and including December 20, 2012 through and including December 31, 2012; and provided, further that the One-Step Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

“Order” means any order, writ, assessment, decision, injunction, decree, ruling, judgment or similar action, whether temporary, preliminary or permanent, of a Governmental Authority or arbitrator.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means a material adverse effect on Parent’s ability to consummate the transactions contemplated pursuant to this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Permitted Liens” means any (i) routine statutory liens securing liabilities not yet due and payable; (ii) Liens that do not materially detract from the value of the specific asset affected or the present use of such asset; (iii) Liens existing or expressly permitted pursuant to the Revolver; (iv) non-exclusive licenses or sublicenses of Intellectual Property granted in the ordinary course of business; and (v) Liens disclosed on the Company Balance Sheet.

“Proceeding” means any action, suit, arbitration proceeding, administrative or regulatory investigation, review, audit, proceeding, citation, summons or subpoena of any nature (civil, criminal, regulatory or otherwise) in law or in equity.

“Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Company Proxy Statement, including the first date following the tenth calendar day following the filing of the preliminary Company Proxy Statement if the SEC has not informed the Company that it intends to review the Company Proxy Statement.

“Release” or “Released” means any release, spill, emission, leaking, dumping, injection, pouring, pumping, placing, discarding, abandoning, deposit, disposal, discharge, dispersal, leaching, or migration into or through the environment (including ambient air, surface water, groundwater, land surface, or subsurface strata).

“Revolver” means the revolving credit facility pursuant to that certain Amended and Restated Revolving Credit and Security Agreement dated as of April 27, 2011, by and among PNC Bank, National Association (as lender and as agent), PNC Capital Markets LLC (as lead arranger), the financial institutions from time to time party thereto (as lenders), and the Company (as borrower).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity (i) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person; (ii) of which such Person or any subsidiary of such Person is a general partner; or (iii) which is consolidated in such Person’s financial statements.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

(b)      Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
1933 Act	1.01(a)
1934 Act	1.01(a)
Acceptance Time	2.01(b)
Acquisition Proposal	1.01(a)
Adverse Recommendation Change	7.03(a)
Affiliate	1.01(a)
Agreement	Preamble
Alternative Debt Financing	8.04
Applicable Law	1.01(a)
beneficial ownership	1.01(a)
Board of Directors	2.02(a)
Business Day	1.01(a)
Certificates	3.03(a)
Closing	3.01(b)
Closing Date	3.01(b)
Code	1.01(a)
Company	Preamble
Company 10-K	1.01(a)
Company 10-Q	1.01(a)
Company Balance Sheet	1.01(a)
Company Balance Sheet Date	1.01(a)
Company Board Recommendation	5.02(b)
Company Disclosure Documents	5.09(a)
Company Disclosure Schedule	1.01(a)
Company Intellectual Property	5.15(a)
Company Material Adverse Effect	1.01(a)
Company Permits	5.12(a)
Company Proxy Statement	5.09(a)
Company Related Party	12.04(d)
Company RSUs	3.06
Company SEC Documents	5.07(a)
Company Securities	5.05(b)
Company Stock Options	3.05(a)
Company Stock Plans	1.01(a)
Company Stockholder Approval	5.02(a)
Company Stockholder Meeting	9.01(b)
Company Stockholder Meeting Time	1.01(a)
Compensation Committee	7.04
Confidentiality Agreement	7.02

Term	Section
Consent	1.01(a)
Continuing Employees	8.03(a)
Contract	1.01(a)
Contributed Shares	Recitals
D&O Insurance	8.02(c)
Debt Commitment Letters	6.07(a)
Debt Financing	6.07(a)
Debt Providers	6.07(a)
Debt Related Parties	12.14
Delaware Law	1.01(a)
Effective Time	3.01(c)
e-mail	12.01
Employee Plans	5.17(a)
End Date	11.01(b)
Enforceability Exceptions	6.07(b)
Environmental Laws	1.01(a)
Environmental Permits	1.01(a)
Equity Commitment Letter	6.07(a)
Equity Financing	6.07(a)
ERISA	1.01(a)
ERISA Affiliate	1.01(a)
Expiration Date	2.01(d)
Fairness Opinion	5.21
Financing	6.07(a)
Financing Agreements	8.04
Financing Commitment Letters	6.07(a)
Financing Sources	1.01(a)
First Eligible One-Step Closing Date	3.01(b)
fully-diluted basis	1.01(a)
GAAP	1.01(a)
Governmental Authority	1.01(a)
Hazardous Substance	1.01(a)
HSR Act	1.01(a)
HSR Act Condition	2.01(b)
Indemnified Person	8.02(a)
Independent Directors	2.03(c)
Initial Expiration Date	2.01(d)
Initial Marketing Period	1.01(a)
Intellectual Property	1.01(a)
Intervening Event	7.03(b)
knowledge	1.01(a)
Lease	5.14(b)
Leased Real Property	5.14(b)
Lien	1.01(a)
Limited Guarantee	6.08

Term	Section
Material Contract	5.19
Merger	3.01(a)
Merger Consideration	3.02(a)
Merger Subsidiary	Preamble
Minimum Tender Condition	2.01(b)
Multiemployer Plan	5.17(c)
Nasdaq	1.01(a)
Nonqualified Deferred Compensation Plan	5.17(k)
Offer	Recitals
Offer Closing	2.01(b)
Offer Closing Date	2.01(b)
Offer Commencement Date	2.01(a)
Offer Conditions	2.01(a)
Offer Documents	2.01(f)
Offer Price	Recitals
Offer Termination Right Events	Annex I
One-Step Marketing Period	1.01(a)
Owned Real Property	5.14(c)
Order	1.01(a)
Parent	Preamble
Parent Disclosure Schedule	1.01(a)
Parent Expenses	12.04(b)
Parent Material Adverse Effect	1.01(a)
Parent Related Party	12.04(d)
Parent Termination Fee	12.04(b)
Paying Agent	3.03(a)
Permitted Liens	1.01(a)
Person	1.01(a)
Preferred Shares	5.05(a)
Proceeding	1.01(a)
Proxy Statement Clearance Date	1.01(a)
Release	1.01(a)
Released	1.01(a)
Representatives	7.03(a)
Required Information	7.05
Revolver	1.01(a)
Rigs	5.27(a)
Sarbanes-Oxley Act	1.01(a)
Schedule 14D-9	2.01(f)
Schedule TO	2.01(f)
SEC	1.01(a)
Shares	Recitals
Sponsor	6.07(a)
Subsidiary	1.01(a)
Superior Proposal	7.03(e)

Term	Section
Support Agreements	Recitals
Surviving Corporation	3.01(a)
Tax	5.16(m)
Tax Return	5.16(m)
Tax Sharing Agreements	5.16(m)
Taxing Authority	5.16(m)
Tender and Voting Agreements	Recitals
Termination Fee	12.04(b)
Third Party	1.01(a)
Top-Up Closing	2.04(c)
Top-Up Impediment	Annex I
Top-Up Notice	2.04(c)
Top-Up Option	2.04(a)
Top-Up Shares	2.04(a)
Trade Secrets	1.01(a)
Uncertificated Shares	3.03(a)

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.  All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law amending, consolidating or replacing it prior to the date hereof.

ARTICLE 2
The Offer

Section 2.01.  The Offer.  (a) As promptly as practicable after the date hereof, but in no event later than ten Business Days following the date of this Agreement, Merger Subsidiary shall, and Parent shall cause it to, commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer.  The Offer shall be subject to the conditions set forth in Annex I hereto (the “Offer Conditions”).  The date on which Merger Subsidiary commences the Offer is referred to as the “Offer Commencement Date”.

(b)      Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Offer Conditions, Merger Subsidiary shall, and Parent shall cause it to, promptly after the Expiration Date, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time at which Shares are first accepted for payment pursuant to and subject to the terms and conditions of the Offer, the “Acceptance Time”).  The obligation of Merger Subsidiary to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject to:  (i) the number of Shares validly tendered in the Offer and not validly withdrawn prior to any then-scheduled Expiration Date representing, together with the Contributed Shares and the Shares beneficially owned by Parent or Merger Subsidiary (if any), at least 67.2% of the Shares outstanding on a fully-diluted basis as of the Expiration Date (the “Minimum Tender Condition”); (ii) the applicable waiting period under the HSR Act shall have expired or been terminated (the “HSR Act Condition”) and (iii) the satisfaction or, to the extent permissible, waiver by Parent or Merger Subsidiary of each of the other Offer Conditions.  Promptly (within the meaning of Section 14e-1(c) under the 1934 Act) after the Acceptance Time, Merger Subsidiary shall pay the Offer Price for such Shares.  The date of acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.”  The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement.

(c)      Parent and Merger Subsidiary expressly reserve the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer (including raising the Offer Price); provided that, without the prior written consent of the Company or unless otherwise expressly contemplated by this Agreement, neither Parent nor Merger Subsidiary shall:

(i)       waive or change the Minimum Tender Condition;

(ii)      decrease the Offer Price;

(iii)     change the form of consideration to be paid in the Offer;

(iv)     decrease the number of Shares sought in the Offer;

(v)      extend or otherwise change the expiration date of the Offer except as otherwise provided herein; or

(vi)     impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner materially adverse to the holders of the Shares.

(d)      The Offer shall initially be scheduled to expire on the date that is 20 business days (calculated as set forth in Rule 14d-l(g)(3) under the 1934 Act) after the Offer Commencement Date (the “Initial Expiration Date”).  The date on which the Offer finally expires (taking into account any extensions that may be elected or required pursuant to and in accordance with this Section 2.01(d)) is referred to herein as the “Expiration Date.”  Notwithstanding the foregoing, if at any then-scheduled expiration of the Offer (including the Initial Expiration Date), (i) Merger Subsidiary shall, and Parent shall cause it to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or Nasdaq applicable to the Offer or for any period otherwise required by Applicable Law; (ii) Merger Subsidiary may, and, if requested by the Company, shall, extend the Offer for one or more periods if any Offer Condition is not satisfied and has not been waived; provided, however, that Merger Subsidiary shall not have the right to extend the Offer pursuant to this clause (ii) (A) beyond the earlier of (x) December 5, 2012 and (y) the date that is five Business Days following the Proxy Statement Clearance Date, or (B) if such extension is prohibited by any Applicable Law or any rule, regulation, interpretation or position of the SEC or Nasdaq; and (iii) Merger Subsidiary may extend the Offer if, at the date upon which the Offer is scheduled to expire, all of the Offer Conditions have been satisfied or waived and the Initial Marketing Period has not ended as of the last Business Day prior to such scheduled expiration date until the earliest to occur of (1) the first Business Day after the Debt Providers have waived the condition in the Debt Commitment Letter relating to the Initial Marketing Period and (2) the first Business Day after the final day of the Initial Marketing Period.  The Offer may be terminated prior to the Expiration Date if this Agreement is terminated pursuant to Article 11.

(e)      If (i) at any then-scheduled Expiration Date (including the Initial Expiration Date), any Offer Condition shall not have been satisfied or waived and no further extensions or re-extensions are required or permitted pursuant to Section 2.01(d) or (ii) five Business Days have elapsed since the Proxy Statement Clearance Date, then Merger Subsidiary may irrevocably and unconditionally terminate the Offer.  If (A) this Agreement is terminated pursuant to Article 11 or (B) there shall exist a Top-Up Impediment and Merger Subsidiary elects to terminate the Offer, then, in each case, Merger Subsidiary shall promptly irrevocably and unconditionally terminate the Offer.  The parties hereto acknowledge and agree that the termination of the Offer shall not give rise to a right of termination of this Agreement except as expressly provided for herein and that, absent any such termination of this Agreement, the obligations of the parties hereunder other than those related to the Offer shall continue to remain in effect, including those obligations with respect to the Merger.

(f)      As soon as practicable on the Offer Commencement Date, Parent and Merger Subsidiary shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares to the extent required by Applicable Law (including the 1934 Act).  Parent and Merger Subsidiary shall cause the Offer Documents to (A) comply with the applicable requirements of the 1934 Act and (B) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, no covenant, representation or warranty is made by Parent or Merger Subsidiary with respect to information supplied by the Company for inclusion in the Offer Documents.  Parent and Merger Subsidiary shall cause the information supplied by Parent and its Affiliates specifically for inclusion in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”), at the time the Schedule 14D-9 is filed with the SEC, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of Parent, Merger Subsidiary and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect.  Parent and Merger Subsidiary shall use their reasonable best efforts to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by Applicable Law.  The Company and its counsel shall be given a reasonable opportunity to review and comment on any Offer Document each time before any such document is filed with the SEC, and Parent and Merger Subsidiary shall give due consideration to any reasonable comments made by the Company and its counsel.  Parent and Merger Subsidiary shall provide the Company and its counsel with (1) any comments or other communications, whether written or oral, that Parent, Merger Subsidiary or their counsel may receive from time to time from the SEC or its staff with respect to any of the Offer Documents promptly after receipt of those comments or other communications and (2) a reasonable opportunity to participate in the response of Parent and Merger Subsidiary to those comments and to provide comments on that response (to which due consideration shall be given to reasonable comments), including by participating with Parent and Merger Subsidiary or their counsel in any discussions or meetings with the SEC.  Each of Parent and Merger Subsidiary shall respond as promptly as practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

Section 2.02.  Company Action.  (a) The Company hereby consents to the Offer and represents that the board of directors of the Company (the “Board of Directors”), at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders; (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of Delaware Law; (iii) resolved, subject to Section 7.03(b), to recommend that the Company’s stockholders accept the Offer, tender their Shares to Merger Subsidiary in the Offer, and, to the extent applicable, adopt this Agreement and approve the Merger; and (iv) elected that the Offer and the Merger not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction that may purport to be applicable to this Agreement or any of the transactions contemplated herein.  The Company has been advised that all of its directors and executive officers who own Shares intend to tender their Shares pursuant to the Offer.  The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer or the Merger.

(b)      As soon as practicable on the Offer Commencement Date, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by Applicable Law, the Schedule 14D-9 that, subject to Section 7.03(b), shall reflect the recommendations of the Board of Directors referred to above.  The Company shall also include in the Schedule 14D-9, in its entirety, the Fairness Opinion, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the 1934 Act (regardless of whether such item is applicable).  The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation.  The Company shall cause the Schedule 14D-9 to (i) comply with the applicable requirements of the 1934 Act and (ii) not (A) contain any untrue statement of a material fact or (B) omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that no covenant is made by the Company with respect to information supplied by Parent or Merger Subsidiary specifically for inclusion in the Schedule 14D-9

(including any such information included in the Company Proxy Statement).  The Company shall cause the information supplied by it specifically for inclusion in the Offer Documents, at the respective times the Offer Documents are filed with the SEC, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, Parent and Merger Subsidiary agrees promptly to correct any information supplied by it specifically for inclusion in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect.  The Company shall use its reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by Applicable Law.  Parent, Merger Subsidiary and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Subsidiary and their counsel.  The Company shall provide Parent, Merger Subsidiary and their counsel with (1) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications, and (2) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which due consideration shall be given to reasonable comments), including by participating with the Company or its counsel in any discussions or meetings with the SEC.  The Company shall respond as promptly as practicable to any comments to the SEC with respect to the Schedule 14D-9.

(c)      The Company shall as promptly as practicable furnish to Parent and Merger Subsidiary all information concerning the Company that may be required by Applicable Law or reasonably requested by Parent or Merger Subsidiary specifically for inclusion in the Offer Documents.

Section 2.03.  Directors.  (a) Effective upon the Acceptance Time, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this Section); and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Merger Subsidiary (including Shares accepted for payment), together with the Contributed Shares, bears to the total number of Shares outstanding, and the Company promptly shall cause Parent’s designees to be elected or appointed to the Board of Directors, including by increasing the number of directors, and seeking and accepting resignations of incumbent directors or amending the Company’s bylaws as is necessary to give effect to the foregoing provision; provided that until the Effective Time, at least two Independent Directors shall remain on the Board of Directors.  At such time, the Company shall also cause individuals designated by

Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board of Directors and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represented on the Board of Directors.  Except as provided in the first and second sentences of this Section 2.03(a), the Company shall use its reasonable best efforts to ensure that all of the members of the Board of Directors and such committees and boards as of the date hereof who are not employees of the Company remain members of the Board of Directors and such committees and boards.

(b)      The Company’s obligations to appoint Parent’s designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder.  The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder require in order to fulfill its obligations under this Section.  Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder.

(c)      Following the election or appointment of Parent’s designees pursuant to Section 2.03(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Independent Directors”) shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Board of Directors, any extension of time for performance of any obligation or action hereunder by Parent or Merger Subsidiary, and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

Section 2.04.  Top-Up Option.  (a) Subject to Section 2.04(b) and Section 2.04(c), the Company grants to Merger Subsidiary an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company up to the number of Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Subsidiary at the time of the exercise of the Top-Up Option, together with the Contributed Shares, constitutes at least 90% of the Shares outstanding on the Offer Closing Date, on a fully-diluted basis (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”); provided that the Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares plus the number of Shares held as treasury shares or (ii) any provision of Applicable Law would prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares with respect to such exercise.

(b)      Subject to Section 9.01(a), the Top-Up Option may be exercised by Merger Subsidiary in whole or in part, only once, at any time during the 10 Business Day period following the Acceptance Time, and only if Merger Subsidiary shall own, together with the Contributed Shares, as of such time less than 90% of the Shares outstanding on a fully-diluted basis.  The aggregate purchase price payable for the Top-Up Shares being purchased by Merger Subsidiary pursuant to the Top-Up Option shall be determined by multiplying the number of such Top-Up Shares by the Offer Price, without interest.  Such purchase price may be paid by Merger Subsidiary, at its election, either (i) entirely in cash or (ii) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note (A) shall bear interest at the rate of 3% per annum, (B) shall mature on the first anniversary of the date of execution and delivery of such promissory note, (C) may be prepaid without premium or penalty, (D) shall be full recourse to Parent and Merger Subsidiary, and (E) shall have no other material terms.  The Company shall include in the Schedule 14D-9 a description of the material terms of the Top-Up Option, including the terms of any such promissory note.

(c)      In the event Merger Subsidiary exercises the Top-Up Option, Merger Subsidiary shall deliver to the Company a notice (the “Top-Up Notice”) setting forth (i) that Merger Subsidiary is exercising the Top-Up Option; (ii) the manner in which Merger Subsidiary intends to pay the applicable purchase price; and (iii) the place and time at which the closing of the purchase of such Top-Up Shares by Merger Subsidiary (the “Top-Up Closing”) is to take place.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Parent and Merger Subsidiary specifying the number of Shares then outstanding and, based on such number and based on the information provided by Merger Subsidiary in the Top-Up Notice, the number of Top-Up Shares to be purchased.  The Company shall make available to Parent and Merger Subsidiary all information reasonably requested to enable Parent and Merger Subsidiary to independently verify and calculate the number of Shares necessary for Merger Subsidiary to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of Delaware Law.  The Top-Up Notice shall also include an undertaking signed by Parent and Merger Subsidiary that, as promptly as practicable following such exercise of the Top-Up Option, Merger Subsidiary intends to (and Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, as promptly as practicable after such exercise) consummate the Merger in accordance with Section 253 of Delaware Law as contemplated by Section 9.01(e).  At the Top-Up Closing, Parent and Merger Subsidiary shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to Merger Subsidiary a certificate representing the Top-

Up Shares.  The parties hereto agree to use their reasonable best efforts to cause the Top-Up Closing to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 12.01, and if not so consummated on such day, as promptly thereafter as possible.  The parties further agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with Section 253 of Delaware Law as contemplated by Section 9.01(e) as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares.

(d)      Parent and Merger Subsidiary understand that the Top-Up Shares will not be registered under the 1933 Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering.  Each of Parent and Merger Subsidiary represents, warrants and agrees that the Top-Up Option is being, and the Top-Up Shares will be, acquired by Merger Subsidiary for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the 1933 Act.  Any certificates evidencing Top-Up Shares shall include any legends required by applicable securities laws.

(e)      To the fullest extent permitted by Applicable Law, any dilutive impact on the value of the Shares as a result of the Top-Up Option, the issuance of the Top-Up Shares or the payment by Merger Subsidiary to the Company of any consideration for the Top-Up Shares will not be taken into account in any determination of the fair value of any dissenting Shares in any appraisal proceeding pursuant to Section 262 of Delaware Law as contemplated by Section 3.04.

ARTICLE 3
The Merger

Section 3.01.  The Merger.  (a) Subject to the terms and conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)      Subject to the provisions of Article 10, the closing of the Merger (the “Closing”) shall take place (i) if the Offer Closing shall not have occurred prior to the Closing, as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (such date being the “First Eligible One-Step Closing Date”), or (ii) if the Offer Closing shall have occurred on or prior to the Closing, on the date of, and immediately following the later to occur of (A) the Offer Closing and (B) the Top-Up Closing (if applicable), in each case at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017, or at such other place, at such other time or on such other date as Parent and the Company may agree.  Notwithstanding the preceding sentence, if the Offer Closing shall not have occurred prior to the Closing, at the option of Parent the Closing may take place on either (x) a Business Day on or after the First Eligible One-Step Closing Date during the One-Step Marketing Period to be specified by Parent on no less than three Business Days’ notice to the Company or (y) the Business Day after the final day of the One-Step Marketing Period.

(c)      At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed upon by Parent, Merger Subsidiary and the Company and specified in such certificate of merger).

(d)      From and after the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, in each case as provided under Delaware Law.

Section 3.02.  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary or any holder of securities thereof:

(a)      Except as otherwise provided in Section 3.02(b), Section 3.02(c) or Section 3.04, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b)      Each Share held by the Company as treasury stock (other than Shares in an Employee Plan of the Company) or owned by Parent or Merger Subsidiary (including the Contributed Shares) immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)      Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 3.03.  Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”).  Immediately prior to the Effective Time, Parent shall make available to the Paying Agent the Merger Consideration to be paid in respect of the Shares.  Promptly after the Effective Time (but not later than five Business Days thereafter), Parent shall send, or shall cause the Paying Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange.

(b)      Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration.

(c)      If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)      After the Effective Time, there shall be no further registration of transfers of Shares.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 3.

(e)      Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to Parent for payment only as general creditors thereof of the Merger Consideration in respect of such Shares without any interest thereon.  Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares twenty-four months after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent, free and clear of any claims or interests of any Person previously entitled thereto.

Section 3.04.  Dissenting Shares.  Notwithstanding Section 3.02, Shares outstanding immediately prior to the Effective Time and held by a holder who (a) has not voted in favor of the Merger or consented thereto in writing and (b) has demanded appraisal for such Shares in accordance, and in compliance in all respects, with Section 262 of Delaware Law shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Shares in accordance with, and to the extent provided by, Section 262 of Delaware Law, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal.  If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, then the right of such holder to be paid the fair value thereof shall cease and such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to direct all negotiations and Proceedings with respect to such demands.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 3.05.  Company Stock Options.  (a) At or immediately prior to the Effective Time, each option to acquire Shares granted or issued pursuant to any Company Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company Stock Options”), whether or not vested or exercisable, shall be canceled, and, at or promptly after the Effective Time, the Company shall pay each holder of any such cancelled Company Stock Option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such cancelled Company Stock Option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time.

(b)      Prior to the Effective Time, the Company shall (i) use its reasonable best efforts to obtain consents from holders of Company Stock Options and (ii) make any amendments to the terms of any Company Stock Plans or Company Stock Options that, in the case of either clauses (i) or (ii), are necessary to give effect to the transactions contemplated by Section 3.05(a); provided that the Company shall not pay any amounts (other than any payments pursuant to Section

3.05(a)) for such consents without the prior written consent of Parent.  Notwithstanding any provision of Section 3.05, payment may be withheld in respect of any Company Stock Option until any such consent is obtained with respect to such Company Stock Option.

Section 3.06.  Company RSUs.  Prior to the Effective Time, the Company shall take all actions necessary, if any, to provide that, at or immediately prior to the Effective Time, each restricted Share unit granted or issued pursuant to any Company Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall be fully vested and converted automatically into the right to receive from the Company at or promptly after the Effective Time solely an amount in cash equal to the product of (a) the Merger Consideration and (b) the total number of Shares subject to such Company RSU.

Section 3.07.  Adjustments.  If, during the period between the date of this Agreement and the Effective Time, and without prejudice to Section 7.01, the outstanding Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be adjusted appropriately.

Section 3.08.  Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to Article 2 and Article 3 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law.  If the Paying Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.09.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 3.

ARTICLE 4
The Surviving Corporation

Section 4.01.  Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Company shall be amended and restated as set forth in Exhibit A and shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 4.02.  Bylaws.  The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 4.03.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 5
Representations and Warranties of the Company

Subject to Section 12.05, except (a) as disclosed in (i) the Company 10-K, (ii) the Company 10-Q, or (iii) in any Current Report on Form 8-K filed by the Company with the SEC after the date of filing of the Company 10-K and prior to the date hereof, in each case other than (A) any information contained in the “Risk Factors” section of such reports and (B) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such reports, but in each case (i) through (iii) only to the extent the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent as of the date hereof and as of the Effective Time that:

Section 5.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all Consents required to carry on its business as now conducted, except for such corporate powers and Consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as are currently in effect.

Section 5.02.  Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger (if required by Applicable Law), have been duly authorized by all necessary corporate action on the part of the Company.  The affirmative vote of the holders of a majority of the outstanding Shares (if required by Applicable Law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).  This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b)      At a meeting duly called and held, the Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of Delaware Law, and (iii) resolved, subject to Section 7.03(b), to recommend that the Company’s stockholders accept the Offer, tender their Shares to Merger Subsidiary in the Offer, and, to the extent applicable adopt this Agreement and approve the Merger (such recommendation, the “Company Board Recommendation”).

Section 5.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no Consent or action by or in respect of any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, and (d) any actions or Consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

Section 5.04.  Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company; (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any Contract or other instrument binding upon the Company or any Consent affecting, or relating in any way to, the assets or business of the Company; or (d) result in the creation or imposition of any Lien on any asset of the Company, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

Section 5.05.  Capitalization.  (a) The authorized capital stock of the Company consists of 75,000,000 Shares and 100,000 shares of preferred stock, par value $0.01 per share (the “Preferred Shares”).  As of September 22, 2012, there were outstanding (i) no Preferred Shares, (ii) 21,398,534 Shares, (iii) Company Stock Options to purchase an aggregate of 915,591 Shares pursuant to the Company Stock Plans (of which options to purchase an aggregate of 749,735 Shares were exercisable), and (iv) a maximum of 481,477 Shares that were issuable pursuant to or relate to the Company RSUs.  There is no outstanding indebtedness of the Company that is convertible into, exchangeable or exercisable for, capital stock of the Company.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  Section 5.05(a) of the Company Disclosure Schedule contains a complete and correct list of each Company Stock Option and Company RSU outstanding as of the date hereof, including the holder, date of grant, exercise price (with respect to Company Stock Options) and number of Shares subject thereto.

(b)      There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company may vote.  Except as set forth in this Section 5.05, for changes since September 22, 2012 resulting from the exercise of Company Stock Options, vesting of any Company RSUs or the issuance of Shares pursuant thereto, and as expressly permitted pursuant to Section 7.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities.  The Company is not a party to any voting agreement with respect to the voting of any Company Securities.  There have been no re-pricings of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two calendar years.  None of the Company Stock Options were granted with an exercise price below the “Fair Market Value” (as defined in the applicable Company Stock Plan) on the date of grant.  All grants of Company Stock Options and Company RSUs were validly made and properly approved by the Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Laws and recorded on the financial statements of the Company in accordance with GAAP, and no such grants of Company Stock Options involved any “back dating,” “forward dating,” or “spring loading”.

Section 5.06.  No Subsidiaries.  The Company does not directly or indirectly own securities or other ownership interests in any Person, which securities or other ownership interests have ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such Person.

Section 5.07.  SEC Filings and the Sarbanes-Oxley Act.  (a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2010 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)      As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)      As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)      Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)      The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.  Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)      Since January 1, 2010, the Company has maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.  The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2010.

(g)      There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.  The Company has not, since January 1, 2010, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)      Since January 1, 2010, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(i)      Since January 1, 2010, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the Nasdaq, and the statements contained in any such certifications are complete and correct.

(j)      Since January 1, 2010 and prior to the date hereof, the Company has not been a party to any securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC).

(k)      Since January 1, 2010 through the date hereof, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 5.08.  Financial Statements.  The audited financial statements and unaudited interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (a) fairly present in all material respects the financial position of the Company as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements), and (b) are in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto).

Section 5.09.  Disclosure Documents.  (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9, the proxy or information statement of the Company (the “Company Proxy Statement”), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is published, sent or given to the Company’s stockholders, and during the pendency of the Offer, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b)      (i) The Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) any Company Disclosure Document (other than the Company Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)      The information supplied or to be supplied by or on behalf of the Company to Parent specifically for use in the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents, during the pendency of the Offer, and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.09 shall not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents and the Offer Documents to the extent based upon information supplied by Parent or Merger Subsidiary or any of their respective Representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10.  Absence of Certain Changes.  (a) Since the Company Balance Sheet Date, the business of the Company has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)      From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 7.01.

Section 5.11.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such liability or obligation, other than liabilities or obligations (a) disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) incurred in the ordinary course of business since the Company Balance Sheet Date, (c) incurred in connection with the transactions contemplated hereby, and (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.12.  Compliance with Laws and Court Orders.  (a) The Company holds all rights, certifications, filings, franchises, consents, exemptions, waivers, authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations, clearances, notices and permits of, with or provided by any Governmental Authority or Third Party necessary for the Company to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to have any Company Permits has not had and would not reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.  The Company is in, and since January 1, 2010 has been in, compliance with the terms of all Company Permits, except where the failure to be in compliance with any Company Permits has not had and would not reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.  As of the date hereof and to the knowledge of the Company, no suspension, modification, revocation or cancellation of any of the material Company Permits is pending or threatened.

(b)      The Company is, and since January 1, 2010 has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.  There is no Order outstanding against the Company that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

Section 5.13.  Litigation.  There is no Proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any present or former officer, director or employee of the Company or any Person for whom the Company may be liable or any of their respective properties before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

Section 5.14.  Properties.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has good title to, or valid leasehold interests in, all personal properties and assets of the Company, including all personal properties and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date (except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business).  All such personal properties and assets are free and clear of all Liens, except for Permitted Liens.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company leases, subleases or licenses any real property (the “Leased Real Property”) is valid and in full force and effect and (ii) the Company has not, and, to the Company’s knowledge, no other party to a Lease has, violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and the Company has not received notice that it has breached, violated or defaulted under any Lease.

(c)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has good, valid and marketable title to all owned real property of the Company (the “Owned Real Property”), free and clear of all Liens other than Permitted Liens.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, the Company (i) does not lease all or any part of the Owned Real Property, and (ii) has not received written notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any of the Owned Real Property.

(d)      As of the date hereof, Section 5.14(d) of the Company Disclosure Schedule sets forth a complete and correct list of all material Owned Real Property and material Leased Real Property of the Company and contains a correct location and description of the business purpose of each such real property.

Section 5.15.  Intellectual Property.  (a) As of the date hereof, Section 5.15(a) of the Company Disclosure Schedule sets forth a complete and correct list of all registrations and applications for registration of any Intellectual Property owned by the Company (the “Company Intellectual Property”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:  (i)  to the knowledge of the Company, the Company is not infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person; (ii) to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property right of the Company; (iii) the Company has not received any written notice or otherwise has knowledge of any pending claim, Order or Proceeding (A) with respect to any Intellectual Property owned by the Company or (B) alleging that the Company is infringing, misappropriating or otherwise violating any Intellectual Property rights of any Person; and (iv) the Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property owned by the Company the value of which is contingent upon maintaining such confidentiality.

(b)      With respect to each item of Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is the sole owner and possesses all right, title, and interest in and to such item, free and clear of any Liens other than Permitted Liens.

Section 5.16.  Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)      The Company has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company ordinarily records items on its books.

(c)      There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax other than (i) Liens for current period Taxes not yet due and payable and (ii) Permitted Liens.

(d)      The income and franchise Tax Returns of the Company through the Tax year ended December 31, 2008, have been examined and closed or are Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(e)      There is no (i) claim or Proceeding now pending or, to the Company’s knowledge, threatened against or with respect to the Company in respect of any income, franchise or other similar Taxes or material other Taxes or Tax assets, and (ii) assessment, deficiency or adjustment that has been asserted or, to the Company’s knowledge, threatened against or with respect to the Company in respect of any income, franchise or other similar Taxes or material other Taxes or Tax assets.  No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(f)      There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to the Company.

(g)      Section 5.16(g) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company currently files Tax returns as of the date hereof.  The Company has made available to

Parent true and complete copies of all income Tax, franchise Tax and other material Tax Returns filed by the Company during the past three years.

(h)      The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Effective Time under Section 481(c) of the Code (or any corresponding or similar provision of Applicable Law relating to Taxes), or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of Applicable Law relating to Taxes) executed on or prior to the Effective Time.

(i)      The Company is not a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements other than immaterial indemnity agreements not primarily related to Tax matters.  The Company does not have any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provisions of Applicable Law relating to Taxes), or as a transferee or successor, or by contract or otherwise.

(j)      The Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code during the three-year period ending on the date hereof or in a transaction which could otherwise constitute a plan or series of related transactions (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.  The Company has not entered into and does not have any liability in respect of, or any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

(k)      No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(l)      All of the Company’s property that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate taxing jurisdiction for all periods prior to Closing, and no portion of the Company’s property constitutes omitted property for property tax purposes.

(m)        “Tax” means (i) any tax, unclaimed property and escheat obligation, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee; (ii) in the case of the Company, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company to a Taxing Authority is determined or taken into account with reference to the activities of any other Person; and (iii) liability of the Company for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).  “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.  “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

Section 5.17.  Employees, Labor and Employee Benefit Plans.  (a) Section 5.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Employee Plan.  “Employee Plans” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, and whether or not subject to ERISA, each employment, consulting, severance, change in control, transaction bonus retention or similar contract, plan, arrangement or policy and each other plan, agreement or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights (including the Company Stock Plans) or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company and covers any employee, individual independent contractor or former employee or individual independent contractor of the Company, or with respect to which the Company has or may have any material actual or contingent liability.  Copies of such plans, agreements, arrangements, and policies (and, if applicable, related trusts, summary plan descriptions or funding agreements and insurance policies) and all amendments thereto and written interpretations thereof have been made available to Parent, together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Tax Return (Form 990) prepared in connection with any such plan or trust, funding agreement or insurance policy.

(b)      Neither the Company nor any ERISA Affiliate nor any predecessors thereof sponsors, maintains, contributes to or is required to contribute to, and in the past six years has not sponsored, maintained, contributed to or been required to contribute to, any Employee Plan that is subject to Title IV of ERISA.

(c)      Neither the Company nor any ERISA Affiliate contributes to or has in the past six years contributed to any multiple employer plan (as described in Section 413(c) of the Code) or multiemployer plan, as defined in Section 3(37) of ERISA.

(d)      Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company has no knowledge of any reason why any such determination letter should be revoked or not issued or such tax-qualified status would be lost.  The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, Orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan; (ii) no event has occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code; and (iii) there has been no breach of any fiduciary duty with respect to any Employee Plan or funding arrangement.

(e)      The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee, director or independent contractor of the Company to any payment of money or other property, including any bonus or severance, retirement, job security or other material payment or benefit or accelerate the time of payment or vesting or trigger any material payment or funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.  There is no contract, plan or arrangement (written or otherwise) covering any current or former employee, director or individual independent contractor of the Company that, individually or collectively, could, as a result of the transactions contemplated by this Agreement, give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code or that would be subject to the excise tax under Section 4999 of the Code.  No Employee Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(f)      The Company does not have any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or individual independent contractors of the Company except as required to avoid excise tax under Section 4980B of the Code.

(g)      There has been no amendment to, interpretation or announcement (whether or not written) by the Company relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2011.

(h)      The Company is not a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or organization. The Company has not engaged in any unfair labor practices, and there is no unfair labor practice complaint, or union organizing effort, pending or, to the knowledge of the Company, threatened against the Company.  There are no strikes, slowdowns or work stoppages, pending or, to the knowledge of the Company, threatened against the Company.  There are no other employment-related claims, including wrongful termination, discrimination and sexual harassment claims, pending or, to the knowledge of the Company, threatened against the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is in compliance with all Applicable Laws relating to employment and employment practices, including those relating to terms and conditions of employment, wages and hours, collective bargaining, unemployment compensation, equal employment opportunity, employment discrimination, workers’ compensation, employee classification, information privacy and security and immigration.

(i)      All material contributions and payments due or accrued under each Employee Plan, determined in accordance with Applicable Law and GAAP and prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been timely and fully discharged and paid on or prior to the date hereof except to the extent not yet due and then reflected as a liability on the Company Balance Sheet.

(j)      There is no Proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan.

(k)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Treasury Regulation § 1.409A-1(a)(l)(a) and subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) was administered in material compliance with Section 409A of the Code between January 1, 2005 and December 31, 2008, based upon a good faith, reasonable interpretation of Section 409A of the Code and applicable guidance thereunder, and each Nonqualified Deferred Compensation Plan has been maintained and operated in material compliance with Section 409A of the Code since January 1, 2009.

Section 5.18.  Environmental Matters.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect:  (i) no notice, notification, demand, request for information, citation, summons or Order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding or, to the knowledge of the Company, review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company and arising out of any Environmental Law; (ii) all Environmental Permits necessary for the operations of the Company as currently conducted have been obtained and are in effect, and the Company is in compliance with all Environmental Laws and the terms of all Environmental Permits; (iii) no Hazardous Substance has been Released at, on or under any property now, or to the knowledge of the Company, previously owned, leased or operated by the Company; and (iv) there are no liabilities or obligations of the Company or, to the knowledge of the Company, its predecessors, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance.

(b)      The Company has provided or made available to Parent complete and accurate copies of all material reports and other documentation addressing environmental matters relating to the Company that are in the Company’s possession or control.  Except as set forth in this Section 5.18, no representations or warranties are being made with respect to matters arising under or relating to environmental matters.

Section 5.19.  Material Contracts.  The Company has made available to Parent a true and complete copy of each (a) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company is party as of the date hereof, and (b) other Contract currently being performed to which the Company is a party as of the date hereof pursuant to which the Company is reasonably expected to spend or receive, in the aggregate, in excess of $2,500,000 over the remaining term of such Contract (each such Contract, a “Material Contract”).  Except for breaches, violations or defaults which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts, and any Contract entered into between the date hereof and the Effective Time that would be a Material Contract if entered prior to the date hereof, is valid and in full force and effect, and (ii) the Company has not, and to the Company’s knowledge no other party to a Material Contract, or any Contract entered into between the date hereof and the Effective Time that would be a Material Contract if entered prior to the date hereof has, violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Contract, and the Company has not received notice that it has breached, violated or defaulted under any Material Contract or any Contract entered into between the date hereof and the Effective Time that would be a Material Contract if entered prior to the date hereof.  The Company is not party to any Contract containing any provision or covenant limiting in any material respect the ability of the Company (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries)

to (A) sell any products or services of or to any other Person or in any geographic region, (B) engage in any line of business, or (C) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries).

Section 5.20.  Finders’ Fees.  Except for RBC Capital Markets, LLC, a complete and accurate copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company or any of its Affiliates or Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.21.  Opinion of Financial Advisor.  The Company has received the opinion of RBC Capital Markets, LLC, financial advisor to the Company, to the effect that, as of September 23, 2012, the consideration to be paid pursuant to the Offer and the Merger is fair to the Company’s stockholders (other than parties to the Support Agreements and the Tender and Voting Agreements and their respective affiliates) from a financial point of view (the “Fairness Opinion”).  As of the date of this Agreement, the Fairness Opinion has not been withdrawn, revoked or modified.

Section 5.22.  Antitakeover Statutes.  The Company has taken all action necessary to exempt the Offer, the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law, and accordingly, neither Section 203 of Delaware Law nor any other antitakeover or similar statute or regulation applies or purports to apply to such transactions.  No other “control share acquisition,” “fair price,” “business combination,” “moratorium” or other antitakeover or similar statute or regulation does or shall apply to this Agreement, the Tender and Voting Agreements, or any of the transactions contemplated hereby or thereby.

Section 5.23.  Insurance.  The Company maintains insurance in such coverage amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate.  The Company has made available to Parent true and complete copies of all material policies of insurance as of the date hereof.  Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by or on behalf of the Company as of the date of this Agreement are in full force and effect, (b) all premiums due on such policies have been timely paid by the Company, (c) the Company is in compliance in all respects with the terms and provisions of such policies, (d) the Company is not in breach or default under, and has not taken any action that could permit termination or modification of, any insurance policies, and (e) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 5.24.  Related Party Transactions.  Except as set forth in the Company SEC Documents filed prior to the date hereof, since December 31, 2011 through the date hereof, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings, to which the Company was or is to be a party, that would be required to be disclosed as a Certain Relationship or Related Transaction pursuant to Statement of Financial Accounting Standards No. 57 or under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 5.25.  Foreign Corrupt Practices.  Neither the Company nor any director, officer, agent, employee, other Representative or Affiliate of the Company has taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977.

Section 5.26.  Certain Business Practices.  Neither the Company nor any Representative or Affiliate of the Company, while acting on behalf of the Company, (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official or employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was in violation of Applicable Law; or (b) has engaged in or otherwise knowingly participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States government.

Section 5.27.  Rigs.  (a) The rigs listed on Section 5.27(a) of the Company Disclosure Schedule are the only rigs used or held for use in the Company’s business (collectively, the “Rigs”) as of the date hereof.  The Rigs are free and clear of all Liens other than Permitted Liens.  Except as disclosed on Section 5.27(a) of the Company Disclosure Schedule, all repairs and maintenance have been performed and completed on each operating Rig in accordance with Applicable Law.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each operating Rig is in satisfactory operating condition for use under its applicable drilling Contract, except to the extent undergoing routine maintenance in the ordinary course of business.

Section 5.28.  No Rights Agreement.  There is no stockholder rights plan or other similar device in effect to which the Company is a party or otherwise bound.

Section 5.29.  No Other Representations and Warranties.  (a) Except for the representations and warranties set forth in this Agreement, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)           Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

ARTICLE 6
Representations and Warranties of Parent

Subject to Section 12.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company as of the date hereof and as of the Effective Time that:

Section 6.01.  Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and Consents required to carry on its business as now conducted, except for such corporate powers and Consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with the Merger and the other transactions contemplated by this Agreement.

Section 6.02.  Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms, subject to the Enforceability Exceptions.

Section 6.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no Consent, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws; and (d) any Consent the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.04.  Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or the bylaws of Parent or Merger Subsidiary or (b) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, with only such exceptions, in the case of clause (b), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.05.  Disclosure Documents.  (a) The information with respect to Parent and its Subsidiaries that Parent supplies to the Company specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in the case of the Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, as applicable.

(b)      The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties in this Section 6.05 will not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent or Merger Subsidiary by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 6.06.  Finders’ Fees.  Except for the Persons set forth on Section 6.06 of the Parent Disclosure Schedule, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 6.07.  Financing.  (a) Parent has delivered to the Company true and complete copies of (i) fully executed commitment letters (the “Debt Commitment Letters”) from the financial institutions identified therein (including any Affiliates thereof, the “Debt Providers”) pursuant to which, and subject to the terms and conditions therein, the Debt Providers have committed to provide or cause to be provided the debt financing in the amounts set forth therein in connection with the transactions contemplated hereby (the “Debt Financing”), and (ii) a fully executed commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. (collectively, the “Sponsor”) confirming the Sponsor’s commitment, subject to the terms and conditions therein, to provide Parent with equity financing in connection with the transactions contemplated hereby (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b)      As of the date hereof, the Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and the Sponsor, subject to bankruptcy, insolvency, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally (including fraudulent conveyance laws) and to general equity principles, including concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law (collectively, the “Enforceability Exceptions”).  As of the date hereof, each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, subject to the Enforceability Exceptions.  As of the date hereof, none of the Financing Commitment Letters has been amended or modified in any material respect, and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any material respect.  As of the date hereof, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of Parent or Merger Subsidiary under any Financing Commitment Letter, and (ii) Parent has no reason to believe that it will not be able to satisfy any material term or condition of closing of the Financing that is required to be satisfied as a condition of the Financing, or that the Financing will not be made available to Parent at the Closing; provided that neither Parent nor Merger Subsidiary is making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties of the Company in this Agreement or the failure of the Company to perform its obligations, covenants or agreements hereunder.  There are no conditions precedent to the funding of the full amount of the Financings other than the conditions precedent set forth in the Financing Commitment Letters on the terms therein.  Subject to the terms and conditions of the Financing Commitment Letters, the aggregate proceeds of the Financings are in an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement, effect any repurchase, redemption or repayment of debt arising in connection with the consummation of the Merger and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives on the terms therein.

Section 6.08.  Limited Guarantee.  Concurrently with the execution of this Agreement, Parent and Merger Subsidiary have delivered to the Company a limited guarantee of the Sponsor in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Guarantee”).  As of the date hereof, the Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Sponsor, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

Section 6.09.  Shareholdings.  Neither Parent nor any of its Subsidiaries beneficially own any Shares.

ARTICLE 7
Covenants of the Company

The Company agrees that:

Section 7.01.  Conduct of the Company.  Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement or set forth in Section 7.01 of the Company Disclosure Schedule, from the date hereof until the Effective Time, the Company shall conduct its business in the ordinary course and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) keep available the services of its directors, officers and Key Employees (provided that the Company shall not be required to increase the compensation of, or make any other payment not otherwise due to such persons), (iii) maintain satisfactory relationships with Governmental Authorities and its customers, lenders, suppliers and others having material business relationships with it, (iv) maintain in effect all of its foreign, supranational, federal, state, provincial, municipal and local licenses, permits, consents, franchises, approvals and authorizations, (v) preserve the assets and properties of the Company in good repair and condition, (vi) maintain insurance on its tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, and (vii) comply in all material respects with all laws and Orders of all Governmental Authorities (other than Orders being contested by the Company in good faith).  Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement or set forth in Section 7.01 of the Company Disclosure Schedule, the Company shall not:

(a)      amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)      (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities;

(c)      (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities, other than the issuance of any Shares upon the exercise of Company Stock Options or upon vesting of the Company RSUs that are outstanding on the date of this Agreement in accordance with the terms of those equity awards on the date of this Agreement or (ii) amend any term of any Company Security;

(d)      incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures on existing equipment or existing Rigs not to exceed $1,500,000 individually or $4,000,000 in the aggregate;

(e)      other than as set forth in Section 7.01(d), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies or equipment (including tubulars) purchased in the ordinary course of business of the Company and (ii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $250,000 individually or $1,000,000 in the aggregate;

(f)      sell, lease, license or otherwise transfer, or create or incur any Lien on, any of its assets, securities, properties, rights, interests or businesses, other than sales, leases or transfers with a sale price (including any related assumed indebtedness) that does not exceed $250,000 individually or $1,000,000 in the aggregate; provided that nothing in this Section 7.01(f) shall allow the Company to sell, lease (other than entry into drilling contracts in the ordinary course of business), license, abandon or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any Rig without the prior written consent of Parent;

(g)      other than in connection with actions permitted by Section 7.01(d) or Section 7.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;

(h)      create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, except for (i) any indebtedness (excluding trade payables incurred in the ordinary course of business) or guarantee incurred in the ordinary course of business not to exceed $100,000 individually, (ii) with respect to indebtedness under the Revolver, incurred in the ordinary course of business and in an amount that would not cause the amount of the total outstanding debt under the Revolver to exceed $112,000,000 (provided that indebtedness under the Revolver for the purposes set forth in clause (h)(iii) below shall be disregarded for purposes of this limitation) and (iii) indebtedness incurred to pay insurance premiums in the ordinary course of business;

(i)      except to the extent required by Applicable Law or any Employee Plan in effect as of the date hereof (i) with respect to any officer, director or employee of the Company whose annual base compensation exceeds $200,000, (A) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement), (B) enter into any employment, deferred compensation, consultancy, severance or other similar agreement (or amend any such existing agreement), or (C) increase compensation, severance or other benefits payable under any existing Employee Plan, severance or termination pay policies; provided that for any employee whose annual base compensation exceeds $125,000 but is less than $200,000, the Company may increase the compensation, severance or other benefits payable to such employee in the ordinary course of business consistent with past practice; (ii) establish, adopt or amend any collective bargaining or labor agreement; (iii) grant, accelerate or modify the period of exercisability or vesting of any equity compensation award; or (iv) agree to fund any compensation or benefits under any Employee Plan through a “rabbi” trust or similar arrangement;

(j)      change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(k)      settle, or offer or propose to settle, (i) any material litigation or Proceeding or other claim involving or against the Company, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby, other than the settlement of claims, liabilities or obligations incurred in the ordinary course of business that (A) does not require any actions or impose any restrictions on the business or operations of the Company or impose any other injunctive or equitable relief, (B) insurance carriers have agreed in writing to fully fund (less applicable deductibles), (C) provides for the complete release of the Company of all claims by the third party adverse to the Company in such Proceeding, and (D) does not provide for any admission of liability by the Company;

(l)      make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m)     withdraw or modify, or permit the withdrawal or modification of, any of the approvals made pursuant to Section 7.04;

(n)      permit to lapse or abandon any material registered Intellectual Property owned by the Company;

(o)      enter into, amend or modify in any material respect or terminate (other than upon expiration) any Material Contract (or any Contract entered into after the date of this Agreement that would have been a Material Contract if entered into prior to the date of this Agreement) or otherwise waive, release or assign any material rights, claims or benefits of the Company;

(p)      create or acquire any Subsidiaries; or

(q)      agree, resolve or commit to do any of the foregoing.

The Company will provide Parent with two days advance notice before entering into, materially amending, materially modifying, or terminating in advance of its scheduled termination, modification of or early termination of any Contract to which the Company is a party pursuant to which the Company provides drilling services that has a term of 90 days or longer.

Section 7.02.  Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of July 13, 2012 between the Company and Avista Capital Holdings, LP (the “Confidentiality Agreement”), the Company shall (a) give Parent and its Representatives and Financing Sources reasonable access to the offices, properties, systems, personnel, officers, employees, agents, Contracts, books and records of the Company, (b) furnish to Parent and its Representatives and Financing Sources such financial and operating data and other information as such Persons may reasonably request, and (c) instruct the authorized Representatives of the Company to cooperate with Parent in its investigation of the Company.  Any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company;

provided, however, that no investigation or access pursuant to this Section 7.02 shall affect or be deemed to modify any representation or warranty made or deemed made by the Company.  Notwithstanding anything herein to the contrary, Parent and its Representatives shall not be permitted to conduct any “Phase II” or other intrusive environmental testing or sampling without the prior written consent of the Company, which may be withheld at its sole discretion.

Section 7.03.  No Solicitation; Other Offers.  (a) General Prohibitions.  The Company shall not, and shall cause each of its Affiliates and its and their respective officers, directors, employees, financial advisors, investment bankers, attorneys, accountants, consultants or other agents or advisors (collectively, “Representatives”) not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, enter into or participate in any discussions or negotiations with, or furnish any information relating to the Company or afford access to the business, properties, assets, books or records of the Company to or otherwise cooperate in any way with any Third Party that is seeking to make, or has made, an Acquisition Proposal.  Neither the Board of Directors nor any committee thereof shall (i) fail to make, withdraw or modify (including in the Schedule 14D-9) in a manner adverse to Parent the Company Board Recommendation, (ii) approve or recommend an Acquisition Proposal, (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, or (iv) publicly propose or announce an intention to take any of the foregoing actions (any of the foregoing in clauses (i) through (iv), an “Adverse Recommendation Change”).  The Company shall not grant any waiver or release under any standstill, confidentiality or similar provision of any agreement to which the Company is a party, shall enforce to the fullest extent permitted under Applicable Law the standstill provisions of any agreement to which the Company is a party and shall immediately take steps within its power necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and its Affiliates under any such provisions.  Any violation of the restrictions on the Company set forth in this Section 7.03 by any Affiliate or Representative of the Company shall be a breach of this Section 7.03 by the Company.

(b)      Exceptions.  Notwithstanding Section 7.03(a), at any time from and after the date of this Agreement until the earlier to occur of the Offer Closing and the receipt of the Company Stockholder Approval:

(i)      the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party (and its Representatives) that, subject to the Company’s compliance with Section 7.03(a), has made after the date of this Agreement a bona fide, unsolicited written Acquisition Proposal that the Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, is or would be reasonably likely to result in a Superior

Proposal and (B) furnish to such Third Party (and its Representatives) non-public information relating to the Company pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 7.03; provided, further, that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party (or its Representatives); and

(ii)      subject to compliance with the procedures set forth in this Section 7.03, the Board of Directors may make an Adverse Recommendation Change if the Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, that (A) a bona fide, unsolicited written Acquisition Proposal constitutes a Superior Proposal and that the failure to make such Adverse Recommendation Change violates its fiduciary duties under Applicable Law, or (B) in the absence of an Acquisition Proposal, if due to events or changes in circumstances after the date hereof that were neither known nor reasonably foreseeable by the Company as of or prior to the date hereof (such events or changes in circumstances, collectively, an “Intervening Event”), the failure to make an Adverse Recommendation Change violates its fiduciary duties under Applicable Law.

In addition, nothing contained herein shall prevent the Board of Directors from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.03, or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c)      Required Notices.  The Board of Directors shall not take any of the actions referred to in Section 7.03(b) or terminate this Agreement pursuant to Section 11.01(d)(i) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action and, after taking such action, the Company shall continue to keep Parent reasonably informed of the status and terms of any discussions and negotiations with the applicable Third Party.  In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal (including of the material terms and conditions thereof) or any request for information relating to the Company or for access to the business, properties, assets, books or records of the Company by any Third Party that may be considering making, or has made, an Acquisition Proposal.  The

Company shall provide such notice orally and in writing and shall identify the Third Party making any such Acquisition Proposal or request.  The Company shall keep Parent reasonably informed of the status and material details of any such Acquisition Proposal or request.  Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 7.03(c) and Section 7.03(d).

(d)      “Last Look”.  (i) The Board of Directors shall not make an Adverse Recommendation Change pursuant to Section 7.03(b)(ii)(A) or terminate this Agreement pursuant to Section 11.01(d)(i) unless (A) such Acquisition Proposal constitutes a Superior Proposal, (B) the Company promptly notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching the most current version of the draft agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (C) Parent does not make, within five Business Days after its receipt of that written notification, an offer that renders such Superior Proposal no longer a Superior Proposal (provided that any amendment to the terms of such Superior Proposal shall require a new written notification from the Company and an additional five Business Day period under this Section 7.03(d)); and

(ii)      The Board of Directors shall not make an Adverse Recommendation Change pursuant to Section 7.03(b)(ii)(B), unless, prior to taking such action, (A) the Board of Directors has given Parent at least five Business Days prior notice of its intention to make such Adverse Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Adverse Recommendation Change, (B) at the end of such notice period, the Board of Directors shall have considered in good faith any revisions to the terms of this Agreement or any new transaction, agreement or structure proposed by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to make an Adverse Recommendation Change would nevertheless still constitute a violation of its fiduciary duties under Applicable Law if such revisions or any new transaction, agreement or structure proposed were to be given effect, and (C) in the event of any change to the material facts and circumstances relating to such Intervening Event, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this Section 7.03(d)(ii) and an additional five Business Day notice period under clause (A) of this Section 7.03(d)(ii) shall commence, during which time the Company shall be required to comply with the requirements of this Section 7.03(d) anew with respect to such additional notice, including clauses (A) through (C) above of this Section 7.03(d)(ii).

(e)      Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal that is not subject to any due diligence condition and is for all of the outstanding Shares or all or substantially all of the consolidated assets of the Company on terms that the Board of Directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, including conditions contained therein and the Person making the Acquisition Proposal and any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable from a financial point of view to the Company’s stockholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 7.03(d)), which the Board of Directors determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether or not in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors.

(f)      Obligation of the Company to Terminate Existing Discussions.  The Company shall, and shall cause its Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal.  The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), and the Company shall provide to Parent all certifications of such return or destruction from such other Persons as promptly as practicable after receipt thereof.  The Company shall use its reasonable best efforts to secure all such certifications as promptly as practicable.

Section 7.04.  Compensation Arrangements.  As promptly as practicable after the date hereof, but in no event later than ten Business Days following the date of this Agreement, the Company (acting through its Compensation Committee of the Board of Directors (the “Compensation Committee”)) will take all steps necessary to cause each Employee Plan pursuant to which consideration is payable to any officer, director or employee to be approved by the Compensation Committee (comprised solely of “independent directors” determined in accordance with the requirements of Rule 14d-10(d)(2) under the 1934 Act and the instructions thereto) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Section 7.05. Financing Cooperation.  Prior to the Effective Time, the Company shall use its reasonable best efforts to provide, and shall cause its

Affiliates and Representatives to use reasonable best efforts to provide, in connection with the arrangement of the Debt Financing, all reasonable cooperation requested by Parent that is customary in connection with the arrangement of debt financing for transactions that are substantially similar to the transactions contemplated by this Agreement, including using its reasonable best efforts to (a) furnish the Debt Providers in a timely manner with financial and other pertinent information regarding the Company required pursuant to the Debt Commitment Letter and necessary to commence the Required Marketing Period as defined in the Debt Commitment Letter (all such information, the “Required Information”) and any supplements to the Required Information required by the Debt Commitment Letters; (b) participate in a reasonable number of meetings, drafting sessions, road shows, rating agency presentations and due diligence sessions; (c) furnish Parent for distribution to the Debt Providers as promptly as practicable with pertinent information as is customary in connection with the Debt Financing regarding the Company’s assets and operations and any security required therefor, including providing, as promptly as practicable following a request therefor, monthly financial and operating data relating to the Company’s assets and operations that is reasonably requested by Parent; (d) assist Parent and the Debt Providers in the preparation of (i) a customary offering document for any of the Debt Financing, and (ii) materials for rating agency presentations; (e) use reasonable best efforts to obtain such UCC, bankruptcy, litigation and similar lien searches reasonably requested by Parent and consistent with the requirements of Parent or its lenders; (f) take all corporate actions, subject to the consummation of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Parent; (g) cause the appropriate authorized Representatives of the Company to execute and deliver any pledge and security documents, definitive financing documents or other certificates or documents as may be reasonably requested by Parent or otherwise facilitate the pledging of Collateral (as defined in the Debt Commitment Letter) for delivery at the consummation of the Financing at and as of the Effective Time (unless otherwise specified, but not before the Effective Time); (h) cause the appropriate authorized Representatives of the Company to execute and deliver any credit agreements or indentures or other definitive financing documents on terms satisfactory to Parent at and as of the Effective Time; (i) provide, if requested by Parent, authorization letters to the Debt Providers authorizing the distribution of information to prospective lenders; (j) cooperate reasonably with the Debt Providers’ due diligence, to the extent customary and reasonable; (k) cooperate reasonably with the Debt Providers to obtain accountant’s comfort letters, which comfort letter shall comply with the requirements of PCAOB AU Section 634, and legal opinions reasonably requested by Parent and customary for financings similar to the Debt Financing; (l) at least five (5) days prior to the Effective Time, provide all documentation and other information about the Company as is reasonably requested in writing by Parent which relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT ACT; and (m) take all actions reasonably necessary to permit the Debt Providers to evaluate the Company’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto.  Nothing in this Section 7.05 shall require such cooperation to the extent it would (i) require the Company to waive or amend any terms of this Agreement, (ii) unreasonably interfere with the ongoing operations of the Company, or (iii) reasonably be expected to result in a violation of Applicable Law or loss of attorney-client privilege.  No liability or obligation of the Company or its Affiliates or Representatives, under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Effective Time. Parent shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of its Affiliates.  Any information provided by the Company in connection with seeking the Debt Financing shall be prepared in good faith.  Parent shall reimburse the Company for all of its documented reasonable out-of-pocket costs and expenses in connection with this Section 7.05 on or prior to the Effective Time or promptly following the Effective Time or the termination of this Agreement.

Section 7.06.  Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares in connection with the Merger (including Company Stock Options and Company RSUs) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

ARTICLE 8
Covenants of Parent

Parent agrees that:

Section 8.01.  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 8.02.  Director and Officer Liability.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)      For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions in their capacity as officers or directors, as applicable, of the Company occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law and any other Applicable Law and permitted under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)      For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)      Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided, however, that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent.  If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof, or the Surviving Corporation shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 225% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 8.02(c) of the Company Disclosure Schedule.

(d)      If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.02.

(e)      The rights of each Indemnified Person under this Section 8.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company, under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 8.03.  Employee Matters.  (a) For a period of no less than twelve (12) months following the Effective Time, Parent shall provide or cause to be provided to all employees of the Company as of the Effective Time who continue employment with Parent or any of its Affiliates (“Continuing Employees”) (i) compensation and benefits that are in the aggregate substantially comparable to the compensation and benefits provided by the Company to the Continuing Employees as in effect immediately prior to the Effective Time, and (ii) severance benefits that are no less favorable than the severance benefits set forth on Section 8.03(a) of the Company Disclosure Schedule which Continuing Employees would have received from the Company upon a termination of employment immediately prior to the Effective Time.

(b)      Except as would result in a duplication of benefits, with respect to any employee benefit plan maintained by Parent or any of its Affiliates in which any Continuing Employee becomes a participant (excluding any equity compensation or benefit accrued under a defined benefit plan), such Continuing Employee shall receive full credit for service with the Company (or predecessor employers to the extent the Company provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company in which the Continuing Employee participated.

(c)      With respect to any welfare plan maintained by Parent or any of its Affiliates in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, or shall cause its Affiliates to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company prior to the Effective Time, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d)      Nothing in this Section 8.03 shall (i) be treated or construed as an amendment of, or undertaking to amend, any employee benefit plan, (ii) prohibit Parent, the Company or any of Parent’s Subsidiaries from amending or terminating any employee benefit plan, (iii) obligate Parent, the Company or any of Parent’s Subsidiaries to retain the employment of any particular employee, or (iv) confer any rights or benefits on any Person other than the parties to this Agreement.

Section 8.04.  Financing.  Parent shall use its commercially reasonable efforts to (a) arrange the Financing on the terms and conditions described in the Financing Commitment Letters, (b) enter into definitive agreements with respect thereto (that are customary for financings of this type) on the terms and conditions contained in the Financing Commitment Letters, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Effective Time, and (c) consummate the Financing no later than the Effective Time in accordance with the terms contained in the Financing Commitment Letters; provided that Parent may agree to or permit any amendment, modification or waiver of the Financing Commitment Letters that would not, or would not reasonably be expected to, (i) materially adversely impact (A) the ability of Parent to timely consummate the transactions contemplated by this Agreement or (B) the likelihood of consummation of the transaction contemplated by this Agreement or (ii) expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letters; provided, further, that Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver following the execution of the same.  In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitment Letters, (1) Parent shall promptly notify the Company and (2) Parent shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources (“Alternative Debt Financing”), on terms that are not materially less favorable from the standpoint of Parent and Merger Subsidiary than the terms and conditions set forth in the Financing Commitment Letters, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 8.04 being referred to as the “Financing Agreements”).  Parent and Merger Subsidiary shall, and shall cause their respective Representatives to, use commercially reasonable efforts to comply with the terms, and satisfy on a timely basis the conditions, in each case those that are within their control, of the Financing Commitment Letters, any Alternative Debt Financing, the Financing Agreements and any related fee and engagement letters.  Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any replacement thereof).  Parent shall give the Company prompt written notice, in any event within forty-eight (48) hours of Parent’s knowledge, of any actual breach, default, expiration, termination or repudiation of any Debt Financing Commitment by any party thereto of which Parent becomes aware.

ARTICLE 9
Covenants of Parent and the Company

The parties hereto agree that:

Section 9.01.  Approval of the Merger.  (a) Merger Effectiveness.  Subject to the terms and conditions contained herein and notwithstanding anything to the contrary contained herein, the Company, Parent and Merger Subsidiary agree to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable in accordance with Delaware Law.

(b)      Proxy Material.  The Company shall, as promptly as reasonably practicable (and in any event within ten Business Days) after the date hereof, prepare and file with the SEC in preliminary form, and shall thereafter use its reasonable best efforts to have cleared by the SEC, the Company Proxy Statement that will be provided to the Company’s stockholders in connection with the solicitation of proxies for use at the meeting of the Company’s stockholders called to vote upon the adoption of this Agreement and the approval of Merger (the “Company Stockholder Meeting”).

(c)      Company Proxy Statement.  The Company shall afford Parent and its counsel a reasonable opportunity to review and comment on the Company Proxy Statement prior to its filing with the SEC, including any amendments or supplements thereto, and shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by Parent.  The Company shall (i) promptly notify Parent of the receipt of all comments from the SEC with respect to the Company Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information, (ii) promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Company Proxy Statement, (iii) provide Parent an opportunity to review and comment on any such amendment, supplement or response to the SEC, and (iv) give due consideration to all the reasonable additions, deletions or changes suggested thereto by Parent.  The Company shall, as promptly as practicable, provide responses to the SEC with respect to all comments received on the Company Proxy Statement from the SEC.  To the extent required by Applicable Law in good faith judgment of the Company, the Company shall, as promptly as reasonably practicable, prepare, file and distribute to its stockholders any supplement or amendment to the Company Proxy Statement, if any event shall occur that requires such action.

(d)      Company Stockholder Meeting.  If adoption of this Agreement by the Company’s stockholders is required by Applicable Law and the Offer has been terminated pursuant to Section 2.01(e), the Company shall, as promptly as reasonably practicable (and in any event within ten Business Days) after the Proxy Statement Clearance Date, (i) take all action necessary in accordance with Applicable Law, Nasdaq rules, the Company’s certificate of incorporation and the Company’s bylaws to establish a record date for and give notice of the Company Stockholder Meeting, and (ii) mail to the holders of Shares as of the record date the Company Proxy Statement.  The Company shall duly call, convene and hold the Company Stockholder Meeting as promptly as practicable (and in any event within 35 days) following the date the Company Proxy Statement is mailed to the Company’s stockholders.  Any adjournment or postponement of the Company

Stockholder Meeting shall require the prior written consent of Parent, except that (A) the Company may adjourn the Company Stockholder Meeting in the case and then only to the extent that such adjournment is required to allow additional time for the filing and mailing of any supplemental or amended disclosure which the SEC has instructed the Company is necessary under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting, and (B) the Company, after consultation with Parent, may (and, upon the written request of Parent, shall) adjourn or postpone the Company Stockholder Meeting if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Company Proxy Statement) there are either (1) insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Stockholder Meeting or (2) insufficient affirmative votes to adopt this Agreement and approve the Merger; provided, that the record date shall not be changed without Parent’s consent, except as required by Applicable Law or by the certificate of incorporation or bylaws of the Company in effect as of the date hereof.  Without the prior written consent of Parent, the adoption of this Agreement and the approval of the Merger and the transactions contemplated thereby shall be the only matter (other than (x) procedural matters and (y) an advisory vote with respect to golden parachute compensation arrangements in accordance with applicable federal securities laws) which the Company shall propose to be acted on at the Company Stockholder Meeting.  The Company shall, upon the request of Parent, advise Parent at least on a daily basis on each of the last seven Business Days prior to the scheduled date of the Company Stockholder Meeting as to the aggregate tally of affirmative proxies received by the Company.  The Company shall (a) use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement, (b) ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with Applicable Law and the rules of Nasdaq, and (c) include in the Company Proxy Statement the Company Board Recommendation.  At the Company Stockholder Meeting, or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned by it, Merger Subsidiary or any of their respective Subsidiaries in favor of the adoption of this Agreement and approval of the Merger.

(e)      Short-Form Merger.  If, at any time following the Acceptance Time, Parent, Merger Subsidiary and any other Subsidiary of Parent shall collectively own at least the number of Shares necessary for Merger Subsidiary to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of Delaware Law, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without the Company Stockholder Meeting in accordance with Section 253 of Delaware Law.

Section 9.02.  Regulatory Undertakings.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby, or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties.

(b)      In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act.

Section 9.03.  Certain Filings.  The Company and Parent shall use their reasonable best efforts to cooperate with one another (a)  in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (c) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 9.04.  Public Announcements.  The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint press release, to be agreed upon by Parent and the Company.  Parent and the Company shall consult with each other and provide the other party a reasonable opportunity to review and comment before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation; provided, however, that each party may make an oral or written press release, communication, or public statement without complying with the foregoing procedures if the substance of such press release, communication, or public statement was publicly disclosed and previously subject to the foregoing requirements.

Section 9.05.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.06.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)      any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)      any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)      any claims or Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement;

(d)      any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any Offer Condition not to be satisfied; and

(e)      any failure of that party, or any Representative thereof, to comply with or satisfy any covenant, condition or agreement in this Agreement that could reasonably be expected to cause any Offer Condition or any of the conditions set forth in Article 10 not to be satisfied.

In addition, the Company shall notify Parent promptly of any change or event having, or which is reasonably expected to have, a Company Material Adverse Effect or which would reasonably be expected to result in the failure of any Offer Condition to be satisfied.  In no event shall the delivery of any notice pursuant to this Section 9.06 cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties, or the conditions to the obligations of the parties hereto.

Section 9.07.  Stock Exchange De-listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from the Nasdaq and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than 10 days thereafter.

Section 9.08.  Takeover Statutes.  If any “control share acquisition,” “fair price,” “business combination,” “moratorium” or other antitakeover or similar statute or regulation is or shall become applicable to the transactions contemplated by this Agreement or the Tender and Voting Agreements, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, take all actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 9.09.  Confidentiality.  Parent, Merger Subsidiary and the Company shall hold all non-public information in confidence to the extent required by, and in accordance with, the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect.

Section 9.10.  Defense of Litigation.  The Company shall control, and the Company shall give Parent the opportunity to participate in the defense of, any litigation brought by stockholders of the Company against the Company and/or its officers or directors relating to the transactions contemplated by this Agreement; provided, however, that the Company shall not settle or offer to settle any claim, charge, or Proceeding against the Company or any of its directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement without the prior written consent of Parent.

ARTICLE 10
Conditions to the Merger

Section 10.01.  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Effective Time of each of the following conditions:

(a)      if required by Delaware Law, the Company Stockholder Approval shall have been obtained in accordance with such law;

(b)      the applicable waiting period under the HSR Act shall have expired or been terminated;

(c)      no Order or other legal restraint or prohibition preventing the consummation of the Merger by any court of competent jurisdiction or Governmental Authority having jurisdiction over the parties hereto shall be in effect; and

(d)      unless the Offer shall have been terminated pursuant to Section 2.01(e), Merger Subsidiary shall have purchased all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Section 10.02.  Conditions to Obligations of Parent and Merger Subsidiary.  Solely if the Offer shall have been terminated pursuant to Section 2.01(e) or the Offer Closing shall not have occurred, the obligations of Parent and Merger Subsidiary to consummate the Merger are further subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by Parent and Merger Subsidiary at or prior to the Effective Time of each of the following conditions:

(a)      (i) each of the representations and warranties of the Company contained in the first, second and fourth sentences of Section 5.05(a) and the first and second sentences of Section 5.05(b) shall be true at and as of the Closing Date as if made at and as of such time (other than such inaccuracies as are de minimis to (A) the equity capitalization of the Company in the aggregate or (B) the aggregate purchase price to be paid hereunder); (ii) each of the representations and warranties of the Company contained in Section 5.01, Section 5.02, Section 5.20 and Section 5.21 shall be true at and as of the Closing Date as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time); and (iii) each of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein except as set forth on Section I of the Company Disclosure Schedule) shall be true at and as of the Closing Date as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (iii) only, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(b)      the Company shall have performed or complied in all material respects with its obligations, agreements and covenants under this Agreement;

(c)      there shall not have occurred after the date of this Agreement any event, change, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d)      the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the Effective Time certifying that the conditions specified in Sections 10.02(a) through 10.02(c) have been satisfied;

Section 10.03.  Conditions to Obligations of the Company.  Solely if the Offer shall have been terminated pursuant to Section 2.01(e) or the Offer Closing shall not have occurred, the obligation of the Company to consummate the Merger is further subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the Company at or prior to the Effective Time of each of the following conditions:

(a)      the representations and warranties of Parent contained in this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications set forth therein) shall be true at and as of the Closing Date as if made at and as of such time (other than any such representations and warranty that by its terms addresses matters only as another specified time, which shall be true only as of such time), except where the failure of such representations, and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect;

(b)      Parent shall have performed in all material respects with its obligations, agreements and covenants under this Agreement; and

(c)      Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the date of the Effective Time certifying that the conditions specified in Sections 10.03(a) and 10.03(b) have been satisfied.

ARTICLE 11
Termination

Section 11.01.  Termination.  This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)      by mutual written agreement of the Company and Parent;

(b)      by either the Company or Parent, if:

(i)      the Effective Time shall not have occurred on or before March 31, 2013 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)      any court of competent jurisdiction or other Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting (A) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer, or (B) prior to the Effective Time, the Merger, and such Order or other action shall have become final and nonappealable (which Order or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 9.02 and Section 9.03); or

(iii)     the Company Stockholder Approval is required to consummate the Merger and shall not have been obtained at the Company Stockholder Meeting or at any postponement or adjournment thereof;

(c)      by Parent, if:

(i)      prior to the Offer Closing or receipt of the Company Stockholder Approval, as applicable, an Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 7.03) or, at any time after receipt or public announcement of an Acquisition Proposal, the Board of Directors shall have failed to reaffirm the Company Board Recommendation within 10 Business Days after receipt of any written request to do so from Parent;

(ii)      the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of (x) if the Offer has not been terminated, any of the conditions set forth in Annex I, or (y) if the Offer has been terminated, the conditions set forth in Sections 10.02(a) and 10.02(b), and (B) is incapable of being cured or has not been cured by the earlier of (x) the End Date and (y) the thirtieth day following notice thereof from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.01(c)(ii) if Parent or Merger Subsidiary is then in breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 11.01(d)(ii); or

(iii)     there shall have been a material breach of Section 7.03;

(d)      by the Company if,

(i)      prior to the Offer Closing or receipt of the Company Stockholder Approval, as applicable, after determining in accordance with the procedures set forth in Section 7.03(d) that an Acquisition Proposal constitutes a Superior Proposal, the Board of Directors authorizes the Company to enter into a written agreement concerning a Superior Proposal; provided that, concurrently with such termination, the Company enters into a written definitive agreement with respect to such Superior Proposal and pays to Parent the Termination Fee specified in Section 12.04(b)(i);

(ii)      Parent or Merger Subsidiary shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would have a Parent Material Adverse Effect and (B) is incapable of being cured or has not been cured by the earlier of (x) the End Date and (y) the thirtieth day following notice thereof from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(d)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 11.01(c)(ii);

(iii)     (A) all the Offer Conditions have been satisfied or waived (other than those conditions that, by their nature, cannot be satisfied until the Expiration Date, but which conditions would be satisfied if the Expiration Date were the date of such termination) as of the expiration of the Offer, (B)Parent and Merger Subsidiary fail to consummate the Offer in accordance with Section 2.01(b), and (C) the Company shall have given Parent at least three Business Days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 11.01(d)(iii); or

(iv)     (A) all conditions set forth in Section 10.01 and, if applicable, Sections 10.02 and 10.03 shall have been satisfied or waived (other than those conditions that, by their nature, cannot be satisfied until the Closing, but which conditions would be satisfied if the Closing were the date of such termination) on or prior to the date of such termination, (B) Parent and Merger Subsidiary fail to effect the Merger by the time set forth in Section 3.01(b), and (C) the Company shall have given Parent at least three Business Days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 11.01(d)(iv).

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give written notice of such termination to the other party.

Section 11.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of the Company, Parent, Merger Subsidiary, the Sponsor or any

other Financing Source (or any stockholder or Representative of such party) to the other party hereto, except (a) as set forth in Section 12.04, and (b) that no such termination shall relieve any party of any liability or damages incurred or suffered as a result of fraud.  The provisions of Section 9.09, this Section 11.02 and Article 12 shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12
Miscellaneous

Section 12.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, but only if a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

Sidewinder Drilling Inc.
952 Echo Lane, Suite 460
Houston, TX 77024
Attention:  Jon Cole
Facsimile No.:  (713) 800-7416
E-mail: jcole@sidewinderdrilling.com

with a copy to:

Vinson & Elkins LLP
2500 First City Tower
1001 Fannin
Houston, Texas 77002
Attention:  Keith R. Fullenweider
Stephen M. Gill
Facsimile No.: (713) 615-5956
E-mail:  kfullenweider@velaw.com
  sgill@velaw.com

if to the Company, to:

Union Drilling, Inc.
4055 International Plaza, Suite 610
Fort Worth, Texas 76109
Attention: David S. Goldberg
Facsimile: (817) 546-4325
E-mail: dgoldberg@uniond.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:  John A. Bick
William Aaronson
Facsimile No.:  (212) 701-5800
E-mail:  john.bick@davispolk.com
  william.aaronson@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received on the next succeeding Business Day in the place of receipt.

Section 12.02.  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 12.03.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Offer Closing, no amendment shall be made without the approval of a majority of the Independent Directors, and (ii)after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04.  Fees and Expenses. (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)      Termination Fee.

(i)      If this Agreement is terminated by Parent pursuant to Section 11.01(c)(i) or Section 11.01(c)(iii) or by the Company pursuant to

Section 11.01(d)(i), then the Company shall pay to Parent as liquidated damages and not as a penalty by wire transfer in immediately available funds $5,000,000 (the “Termination Fee”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)      If (A) this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(i) or Section 11.01(b)(iii) or by Parent pursuant to Section 11.01(c)(ii), (B) after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company’s stockholders and not withdrawn prior to such termination, and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “10%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee, less any Parent Expenses previously paid by the Company to Parent.

(iii)     If this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(iii) or by Parent pursuant to Section 11.01(c)(ii), then the Company shall pay to Parent by wire transfer in immediately available funds within one Business Day after such termination, the reasonable and documented out-of-pocket expenses incurred by Parent and Merger Subsidiary in connection with this Agreement and the transactions contemplated by this Agreement (including the Financing) in an amount not to exceed $2,000,000 (the “Parent Expenses”).

(iv)     If this Agreement is terminated by the Company pursuant to Section 11.01(d)(ii), Section 11.01(d)(iii) or Section 11.01(d)(iv), Parent shall promptly pay (but in no event later than one Business Day after the date of such termination) to the Company as liquidated damages and not as a penalty by wire transfer in immediately available funds, $10,000,000 in cash (the “Parent Termination Fee”).

(c)      Other Costs and Expenses.  Each of the Company, Parent and Merger Subsidiary acknowledges that the agreements contained in this Section 12.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company, Parent and Merger Subsidiary would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay the Termination Fee or Parent Expenses when due or Parent shall fail to pay the Parent Termination Fee when due, the Company or Parent, as the case may be, shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against the party who has failed to make such payments when due for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d)      Exclusive Remedies.  Each of the parties hereto further acknowledges that neither the payment of the amounts by the Company nor the payment of the amounts by Parent specified in this Section 12.04 is a penalty, but in each case is liquidated damages in a reasonable amount that will compensate Parent and Merger Subsidiary or the Company, as the case may be, in the circumstances in which such fees are payable.  Notwithstanding anything to the contrary in this Agreement, the parties agree that (i)(A) the Company’s right to terminate this Agreement and to receive the Parent Termination Fee pursuant to this Section 12.04 and any costs and expenses pursuant to Section 12.04(b) and (B) the specific performance remedies set forth in Section 12.13 shall be the sole and exclusive remedies of the Company and its Affiliates against Parent, Merger Subsidiary, Financing Source and any of their respective former, current or future general or limited partners, stockholders, managers, members, Affiliates or Representatives (each a “Parent Related Party”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement or the failure of the transactions contemplated hereunder to be consummated, and upon payment of such amount, none of Parent or Merger Subsidiary or any other Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement, an agreement executed in connection herewith (including the Equity Commitment Letter, the Limited Guarantee and the Debt Commitment Letter) or the transactions contemplated hereby and thereby; and (ii)(A) Parent’s right to terminate this Agreement and to receive the Termination Fee and the Parent Expenses, where applicable, pursuant to this Section 12.04 and any costs and expenses pursuant to Section 12.04(b) and (B) the specific performance remedies set forth in Section 12.13 shall be the sole and exclusive remedies of Parent and Merger Subsidiary against the Company and any of its Subsidiaries former, current or future stockholders, managers, members, Affiliates or Representatives (each a “Company Related Party”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement or the failure of the transactions contemplated hereunder to be consummated, and upon payment of such amount, none of the Company or any other Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.  In no event shall Parent be entitled to receive more than one payment of the Termination Fee or Parent Expenses.  In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee.  The parties acknowledge and agree that the foregoing is intended to mean that no party or its Affiliates can seek damages from the Company or any other Company Related Party on one the hand, or from Parent, Merger Subsidiary or any other Parent Related Party on the other hand, except upon termination of this Agreement and pursuant to the liquidated damages provisions described in this Section 12.04 or pursuant to Section 11.02(b).  If, notwithstanding the parties’ intent, a court determines to award damages, (1) the Company agrees that the maximum aggregate liability (other than liability or damages incurred or suffered as a result of fraud) of Parent, Merger Subsidiary and any other Parent Related Party to the Company or any of its Affiliates shall be limited to an amount equal to the amount of the Parent Termination Fee and (2) Parent and Merger Subsidiary agree that the maximum aggregate liability (other than liability or damages incurred or suffered as a result of fraud) of the Company and any other Company Related Party to Parent, Merger Subsidiary or any of their respective Affiliates shall be limited to an amount equal to the amount of the Termination Fee.

Section 12.05.  Disclosure Schedule and SEC Document References.  (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii)any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.  The mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

(b)      The parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 12.06.  Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 8.02, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 8.02, Section 12.04 and this Section 12.06, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns; provided, however, that the Financing Sources and their respective current, former or future general or limited partners, stockholders, members, managers, controlling persons, Affiliates or Representatives shall be third party beneficiaries of Section 11.02, Section 12.04, this Section 12.06, Section 12.07, Section 12.08, Section 12.09 and Section 12.14 (which may not be changed as to any Financing Source without its prior written consent).

(b)      No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Acceptance Time, to the Offer to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations under the Offer, enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 12.07.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.08.  Jurisdiction.  The parties hereto agree that any suit, action or Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 (except for notice by e-mail) shall be deemed effective service of process on such party.  Without in any way limiting any waiver of Financing Source liability or any other provision relating to the Financing Sources and notwithstanding anything to the contrary in this Agreement, no party hereto, nor any of its Affiliates or Representatives, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of relating in any way to the Financing Commitment Letters or the performance thereof, anywhere other than in the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and the laws of New York shall govern any such action.  The parties also hereby agree (a) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (b) to irrevocably waive and hereby waive any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 12.09.

Section 12.09.  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) shall be effective as delivery of a manually executed counterpart hereof.

Section 12.11.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13.  Specific Performance.  The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts contemplated by Section 12.08, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time, the Company shall be entitled to specific performance to cause Parent and Merger Subsidiary to draw down the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter, and to consummate the Offer and the Merger, only if (a)  with respect to the Offer, all of the Offer Conditions have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the expiration of the Offer (and which are, at the time that the Company seeks specific performance pursuant to this Section 12.13, capable of being satisfied if the Acceptance Time were to occur at such time)), (b) with respect to the Merger, all of the conditions set forth in Sections 10.01 and 10.02 shall have been satisfied or waived as of the time when the Closing would have occurred pursuant to Section 3.01 but for the failure of the Equity Financing to be funded, (c) the Debt Financing has been funded or will be funded at or promptly after the Offer Closing or at or prior to the Closing, as applicable, upon delivery of a drawdown notice by Parent and/or notice from Parent that the Equity Financing will be funded at such date, (d) Parent and Merger Subsidiary fail to consummate the Offer or effect the Closing in accordance with Section 2.01 or Section 3.01, respectively, and (e) with respect to the Merger, the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.  For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to consummate the Offer or the Merger if the Debt Financing has not been funded (or will not be funded at or promptly after the Acceptance Time or at or prior to the Closing, as applicable, if the Equity Financing is funded at such time).  Under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance causing Parent and/or Merger Subsidiary to accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer pursuant to this Section 12.13 and the payment of all or any portion of the Parent Termination Fee.

Section 12.14.  Certain Agreements with Respect to Debt Providers.  The Company agrees, on behalf of itself and the Company Related Parties that the Debt Providers, each other lender participating in the Debt Financing or any Alternative Debt Financing and each of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives and Affiliates and each of their successors and assigns (collectively, “Debt Related Parties”) shall be subject to no liability or claims, whether for any claims at law, in equity, in contract, in tort or otherwise, by the Company Related Parties arising out of or relating to this Agreement, the Debt Financing or the transactions contemplated hereby or in connection with the Debt Financing, or the performance of services by such Debt Related Parties.  Notwithstanding anything to the contrary in this Agreement, including Section 12.03, (a) no amendment or modification to this Section 12.14 (or amendment or modification with respect to any related definitions as they affect this Section 12.14) shall be effective without the prior written consent of the Debt Providers and (b) each Debt Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 12.14.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

UNION DRILLING, INC.

By:	/s/ Christopher D. Strong
	Name:	Christopher D. Strong
	Title:	President and Chief Executive Officer

SIDEWINDER DRILLING INC.

By:	/s/ Jon Cole
	Name:	Jon Cole
	Title:	Chairman and Chief Executive Officer

FASTBALL ACQUISITION INC.

By:	/s/ Jon Cole
	Name:	Jon Cole
	Title:	President

Signature Page to Agreement and Plan of Merger

ANNEX I

Notwithstanding any other provision of this Agreement, Merger Subsidiary shall not be required to, and Parent shall not be required to cause Merger Subsidiary to, accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the 1934 Act (relating to Merger Subsidiary’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares and, subject to the terms of this Agreement, may terminate the Offer if as of immediately prior to the expiration of the Offer:

(a)           the Minimum Tender Condition shall not have been satisfied;

(b)           the HSR Act Condition shall not have been satisfied;

(c)           the Company shall have failed to deliver to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the Offer Conditions specified in (e) or (f) of this Annex I do not exist;

(d)           there is a law, rule or Order of any Governmental Authority with competent jurisdiction directly or indirectly restraining, prohibiting, delaying or otherwise making illegal the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Subsidiary, or the Merger;

(e)           (1) any of the representations and warranties of the Company contained in the first, second or fourth sentence of Section 5.05(a) or the first or second sentence of Section 5.05(b) shall not be true (other than such inaccuracies as are de minimis to (i) the equity capitalization of the Company in the aggregate or (ii) the aggregate purchase price to be paid hereunder) at and as of immediately prior to the expiration of the Offer as if made at and as of such time; (2) any of the representations and warranties of the Company contained in any of Section 5.01, Section 5.02, Section 5.20 or  Section 5.21 shall not be true at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time); or (3) any of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein except as set forth on Section I of the Company Disclosure Schedule) shall not be true at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (3) only, where the failure of such representations and warranties to be so

Annex I - Page 1

true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(f)           the Company shall have breached or failed to perform or comply in any material respect with any of its obligations, agreements or covenants under this Agreement prior to such time;

(g)           there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, any declaration of a banking moratorium by federal or New York authorities or general suspension of payments in respect of lenders that regularly participate in the U.S. market in loans to large corporations, any material limitation by any Governmental Authority in the United States that materially affects the extension of credit generally by lenders that regularly participate in the U.S. market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States or, in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(h)           there shall have occurred any event, change, occurrence or development which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(i)           in the event that the exercise of the Top-Up Option is necessary to ensure that Merger Subsidiary owns at least one Share more than the number of Shares necessary for Merger Subsidiary to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of Delaware Law immediately after the Acceptance Time, (1) there shall exist under Applicable Law or other restraint any restriction or legal impediment on (i) Merger Subsidiary’s ability and right to exercise the Top-Up Option, or (ii) the Company’s ability to issue the Top-Up Shares to Merger Subsidiary, or (2) the number of Shares issuable upon the exercise of the Top-Up Option, when added to the number of Shares owned by Merger Subsidiary, together with the Contributed Shares, at the time of such exercise, shall be insufficient for Merger Subsidiary to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of Delaware Law (a “Top-Up Impediment”); or

(j)           this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Subsidiary to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

Annex I - Page 2

The foregoing conditions are for the sole benefit of Parent and Merger Subsidiary and, subject to the terms and conditions of this Agreement and Applicable Law, may be waived by Parent and Merger Subsidiary, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition).  The failure by Parent or Merger Subsidiary at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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